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                              April 19, 2021

       Todd M. Purdy
       Chief Executive Officer
       Crescent Acquisition Corp
       11100 Santa Monica Blvd., Suite 2000
       Los Angeles, CA 90025

                                                        Re: Crescent
Acquisition Corp
                                                            Amendment No. 1 to
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed March 30,
2021
                                                            File No. 001-38825

       Dear Mr. Purdy:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed March 30, 2021

       LiveVox's Business, page 38

   1.                                                   We note various
statements in LiveVox   s revised business section that reference
                                                        LiveVox   s position to
capture a    disproportionate    amount of growth, its position as a
                                                           leading
cloud-based contact center, its ability to enable a    simpler, more
cost-efficient
                                                        deployment and scaling
when compared to competing solutions,    its    high visibility into
                                                        future periods,    and
  strong sales efficiency.    Please provide additional support for these
                                                        statements.
       Background of the Business Combination, page 170

   2. We note your response to prior comment 7. Please revise to quantify the change in valuation of
LiveVox, based on the initial valuation in October 2020, compared to any changes as a result of
the valuation of Five9, and the public company comparables. Please
 Todd M. Purdy
Crescent Acquisition Corp
April 19, 2021
Page 2
      also revise to further explain the "meaningful spread" in valuation between LiveVox and the public comparables that resulted in the decreased valuation.
The Company's Board of Directors' Reasons for the Approval of the Business Combination
Attractive Valuation, page 180

3. We note your response to prior comment 9 and your revised disclosure regarding
      LiveVox's attractive valuation. In determining LiveVox's attractive valuation, we note that your board relied on the valuation of LiveVox compared to the average of the "public company comparable set" and LiveVox's KPIs. Please disclose the public company comparable set and the KPIs that the board reviewed in recommending the transaction.
      To the extent the board considered the information in the Investor Presentation posted on your website, dated January 13, 2021, please state as much and include a summary of the relevant information.
Key Operating and Non-GAAP Financial Performance Metrics, page 254

4. We note your revised disclosure in response to prior comment 12. You state that LTM Net
      Revenue Retention Rate is calculated by calculating monthly recurring revenue by month by customer and then dividing the sum of monthly recurring revenue for the prior 12 months by the sum of monthly recurring revenue for such customers during the trailing twelve months for the period being presented. Please tell us why you calculate qualifying revenue by month and then sum the calculated monthly revenues, rather than calculating qualifying revenues for the entire measurement period. Please also clarify the meaning of the terms "prior 12 months" and "trailing twelve months" and confirm whether the measure includes customers who ceased using your services during the most recent period included in the calculation. Consider providing us an example calculation of this measure if you believe it would be helpful to our understanding of its calculation.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Nasreen Mohammed at (202) 551-3773 or Lyn Shenk at
(202) 551-
3380 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at
(202) 551-3222 with
any other questions.



                                                          Sincerely,
FirstName LastNameTodd M. Purdy
Comapany NameCrescent Acquisition Corp                    Division of
Corporation Finance
April 19, 2021 Page 2                                     Office of Trade &
Services
cc:
FirstName Michael J. Mies
          LastName